Filed Pursuant to Rule 433
Registration Statement Number 333-237980
May 25, 2021

HORMEL FOODS CORPORATION

$950,000,000 0.650% Notes due 2024 (the “2024 Notes”)

$750,000,000 1.700% Notes due 2028 (the “2028 Notes”)

$600,000,000 3.050% Notes due 2051 (the “2051 Notes” and, collectively, the “Notes”)

Pricing Term Sheet

Issuer:	Hormel Foods Corporation

Security:	$950,000,000 0.650% Notes due 2024
$750,000,000 1.700% Notes due 2028
$600,000,000 3.050% Notes due 2051

Security Type:	SEC Registered

Expected Ratings(1):	Moody’s: A1; S&P: A

Trade Date:	May 25, 2021

Settlement Date:	June 3, 2021 (T+6)

Aggregate Principal Amount:
2024 Notes	$950,000,000
2028 Notes	$750,000,000
2051 Notes	$600,000,000

Stated Maturity:
2024 Notes	June 3, 2024
2028 Notes	June 3, 2028
2051 Notes	June 3, 2051

Coupon (Interest Rate):
2024 Notes	0.650% per annum
2028 Notes	1.700% per annum
2051 Notes	3.050% per annum
in each case, accruing from June 3, 2021 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	June 3 and December 3, commencing December 3, 2021

Benchmark Treasury:
2024 Notes	0.250% due May 15, 2024

(1)  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

2028 Notes	1.250% due April 30, 2028
2051 Notes	1.875% due February 15, 2051

Benchmark Treasury Price / Yield:
2024 Notes	99-26¾ / 0.306%
2028 Notes	100-07 / 1.217%
2051 Notes	91-17+ / 2.267%

Spread to Benchmark Treasury:
2024 Notes	35 basis points
2028 Notes	52 basis points
2051 Notes	82 basis points

Yield to Maturity:
2024 Notes	0.656%
2028 Notes	1.737%
2051 Notes	3.087%

Price to Public:
2024 Notes	99.982% of principal amount
2028 Notes	99.757% of principal amount
2051 Notes	99.280% of principal amount

Underwriting Discount:
2024 Notes	0.350% of principal amount
2028 Notes	0.625% of principal amount
2051 Notes	0.875% of principal amount

Special Mandatory Redemption Event:

If the Planters acquisition is not consummated by December 27, 2021 or the Planters acquisition agreement is earlier terminated, the Issuer will be required to redeem all of the Notes at a purchase price equal to 101% of their principal amount, plus any accrued and unpaid interest to, but excluding, the date of redemption. See “Description of the Notes—Special Mandatory Redemption Event” in the Prospectus Supplement. This offering is not conditioned upon the completion of the proposed Planters acquisition.

Optional Redemption:

On or after the applicable par call date for a series of Notes, the Issuer may redeem such series of Notes in whole at any time or in part from time to time at a redemption price equal to 100% of the principal amount of the Notes to be redeemed.

The applicable par call date is June 3, 2022, in the case of the 2024 Notes (one year after the issuance of the 2024 Notes), April 3, 2028 in the case of the 2028 Notes (two months prior to the maturity date of the 2028 Notes), and December 3, 2050 in the case of the 2051 Notes (six months prior to the maturity date of the 2051 Notes).

Prior to the applicable par call date, the Issuer may, at its option, redeem any series of Notes in whole at any time or in part from time to time at the applicable redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed;

and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the Notes matured on the applicable par call date (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate (as defined in the Prospectus Supplement), plus 7.5 basis points, in the case of the 2024 Notes, 10 basis points, in the case of the 2028 Notes, or 15 basis points, in the case of the 2051 Notes.

CUSIP / ISIN:
2024 Notes	440452 AG5 / US440452AG52
2028 Notes	440452 AH3 / US440452AH36
2051 Notes	440452 AJ9 / US440452AJ91

Joint Book-Running Managers:	BofA Securities, Inc.
J.P. Morgan Securities LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	Siebert Williams Shank & Co., LLC
Barclays Capital Inc.
PNC Capital Markets LLC

It is expected that delivery of the Notes will be made against payment thereof on or about June 3, 2021, which will be the sixth business day following the date of the pricing of the Notes (such settlement being referred to as “T+6”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day preceding the delivery of the offered Notes will be required, by virtue of the fact that the Notes will initially settle in T+6, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533, U.S. Bancorp Investments, Inc. at 1-877-558-2607 or Wells Fargo Securities, LLC at 1-800-645-3751.

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